UDR, INC.
1745 Shea Center Drive
Suite 200
Highlands Ranch, Colorado 80129
April 27, 2011
VIA EDGAR
Ms. Cicely LaMothe
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3010

RE:	UDR, Inc.
United Dominion Realty, L.P.
Form 10-K for the year ended December 31, 2010
Filed February 23, 2011
File No. 001-10524 and File No. 333-156002-01
Dear Ms. LaMothe:
This letter is in response to your comments included in your letter dated April 14, 2011 regarding the Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 filed by UDR, Inc. (“UDR” or the “Company”) and United Dominion Realty, L.P. (the “Operating Partnership”) on February 23, 2011. For your convenience, we have set forth each of your comments below followed by our response to each comment.

April  27, 2011

Annual Report on Form 10-K
General
1.
We note United Dominion Realty, L.P. has a reporting obligation under the Exchange Act due to the guarantee of certain outstanding securities of UDR. Generally combined periodic reporting for parent and subsidiary registrants would be available in cases where the parent owns substantially all of the stock of the subsidiary, there are no more than nominal differences between the financial statements of the parent and the subsidiary and the non-financial disclosures of the parent and subsidiary are substantially similar. Given you do not meet the last two criteria, please provide your basis for filing a joint Form 10-K or file a separate periodic report for United Dominion Realty, L.P. as appropriate.

Response:
On September 30, 2010, the Operating Partnership guaranteed certain debt obligations of the Company, as described in greater detail in the Form 8-K filed by the Company on September 30, 2010. The Company subsequently filed a post-effective amendment to its registration statement on Form S-3 (SEC file number 333-156002) on October 15, 2010 in order to register the guarantees by the Operating Partnership of certain debt securities to be issued in the future by the Company. Thereafter, the Company has provided the financial statements required by Rule 3-10 of Regulation S-X for the Operating Partnership in the Company’s periodic reports. The Operating Partnership has satisfied its own filing obligations that arise pursuant to Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) due to the effectiveness of the above-referenced post-effective amendment to Form S-3, by filing complete periodic reports that include all of the required information concerning the Operating Partnership, including the Operating Partnership’s financial statements, separate Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Operating Partnership, and specific non-financial disclosures regarding the Operating Partnership.
The Company does not conduct business itself, other than by acting as the sole general partner of the Operating Partnership, holding interests in other operating partnerships, subsidiaries and joint ventures, issuing securities from time to time and guaranteeing debt of certain subsidiaries. As of December 31, 2010, the Company owned 110,883 units of the general partnership interests of the Operating Partnership and 174,736,557 units (or approximately 97.2%) of the limited partnership interests of the Operating Partnership (the “OP Units”). The Company conducts a substantial amount of its business and holds a substantial amount of its assets through the Operating Partnership, and, by virtue of its ownership of the OP Units and being the Operating Partnership’s sole general partner, the Company has the ability to control all of the day-to-day operations of the Operating Partnership. Outside of the Operating Partnership, UDR also conducts business through other subsidiaries, joint ventures and operating partnerships, including the Company’s subsidiary RE3, which focuses on development, land entitlement and short-term hold investments.

April  27, 2011

While the Company recognizes that there are more than nominal differences between the financial statements of the Company and the Operating Partnership, and that there are some differences with respect to the non-financial disclosures of the Company and the Operating Partnership, the Company believes that combined periodic reporting utilized by the Company and the Operating Partnership to separately satisfy their respective Exchange Act reporting obligations provides the most complete and meaningful presentation of information at both the Company and Operating Partnership level. In this regard, the Company and the Operating Partnership have provided all of the required information necessary to satisfy the disclosure requirements of Forms 10-K and 10-Q, while also providing the necessary context for all of those required disclosures. Throughout the respective filings of the Company and the Operating Partnership, the registrants have made clear the extent to which the information is applicable to the Operating Partnership, the Company or both. In this regard, we note, for example:
•
The Explanatory Note to the Form 10-K filed by each of the Company and Operating Partnership indicate to users of those reports that “[t]here are a number of differences between our company and our operating partnership, which are reflected in our disclosure in this report.” The Explanatory Note further explains the relationship between the Company and the Operating Partnership as described above, and indicates that the report is filed separately by each of the Company and the Operating Partnership.

•
In accordance with Rule 3-10 of Regulation S-X, separate financial statements, notes, schedules and, with respect to any annual report, a report of the registered independent public accountant are included for the Operating Partnership in the Company’s periodic reports on Forms 10-K and 10-Q (the “Operating Partnership Financial Statements”). In addition to the Operating Partnership Financial Statements, a complete Management’s Discussion and Analysis of Financial Condition and Results of Operations is included for the Operating Partnership (the “Operating Partnership MD&A”) in the Company’s reports. The same Operating Partnership Financial Statements and Operating Partnership MD&A are included in the Operating Partnership’s periodic reports, as required by the respective Forms.

•	Separate schedules disclosing the computation of the ratio of earnings to fixed charges are provided for each of the Company and the Operating Partnership in the respective reports.
•
Throughout the non-financial disclosures of the Form 10-K and the Form 10-Q, separate disclosure is provided to describe the nature of material differences in how the disclosure applies with respect to the Company and the Operating Partnership, including with respect to the description of business (including information concerning the properties held by each of the Company and the Operating Partnership), the risk factors, the market for securities of each registrant, and the other relevant disclosures regarding each of the respective entities. Further, in the description of the assessment of internal control over financial reporting required to be included in the Form 10-K for each of the registrants, the disclosure specifically notes the differing status of the Company and the Operating Partnership for the purposes of satisfying that disclosure requirement.

•
The required exhibits included with the reports include those exhibits required by Item 601 of Regulation S-K for each of the Company and the Operating Partnership. Separate certifications required pursuant to paragraphs (b)(31) and (b)(32) of Item 601 of Regulation S-K are filed (with respect to the certifications required by Item 601(b)(31)) or furnished (with respect to the certifications required by Item 601(b)(32)) with each of the periodic reports filed by the Company and the Operating Partnership.

April  27, 2011

The Company, on behalf of itself and the Operating Partnership, believes that the combined reporting approach described above is the best alternative for satisfying all of the applicable disclosure requirements, in particular given the necessity to include the Operating Partnership’s financial statements in the periodic reports of the Company, and the necessity for the Operating Partnership to satisfy its own Exchange Act reporting obligations. The combined reports best reflect the integrated basis on which the Company and Operating Partnership operate, given that the Company controls the Operating Partnership and conducts a substantial portion of its business through the Operating Partnership. In the view of the Company and Operating Partnership, the combined reports provide the necessary context to all of the additional information required solely by virtue of the Operating Partnership’s guarantees of certain of the Company’s debt securities. If the Staff were to require that the Company and the Operating Partnership file separate reports that are limited solely to the required information about each of the respective registrants (except for the inclusion of the Operating Partnership’s financial statements required by Rule 3-10 of Regulation S-X in the Company’s reports), then investors would not have access in each report to all of the information necessary to obtain an understanding of the material information about each of the Company and the Operating Partnership and their respective roles in the operation of the business of the Company.
Lastly, the Company and the Operating Partnership believe that the combined disclosure approach for satisfying each registrants’ reporting obligations is the best alternative from a disclosure controls and procedures standpoint that is available to ensure that the necessary disclosure requirements are satisfied and that the required reports are able to be prepared and submitted within the timeframes specified by the SEC’s rules. Moreover, while the Company and the Operating Partnerships have different filing schedules because the Operating Partnership is a non-accelerated filer and the Company is a large accelerated filer, the combined disclosure approach provides a means by which the information about each of the registrants is provided at the same time, with the required filings being made with respect to the Operating Partnership prior to the deadlines specified for non-accelerated filers and in accordance with the deadlines prescribed for large accelerated filers.
For all the foregoing reasons, we respectfully submit to the Staff that the reporting approach for the Operating Partnership and the Company is appropriate and the best alternative for addressing the particular circumstances presented by the Operating Partnership’s guarantee of certain of the Company’s debt securities.

April  27, 2011

Item 1, Business, page 2
2.	In future periodic filings, please identify any properties you still own that were removed from the same-store pool in the reporting period.
Response:
Under Item 1, the Company has disclosed the definition of its two reportable segments: Same Communities and Non-Mature/Other Communities. The Company has also disclosed the number of communities and homes in each segment in each market for the current reporting period. The Company has disclosed that all summary financial information has been restated to conform with the current definitions. The Company does not believe that providing a list of the individual communities that are removed from the same-store pool would provide material information regarding the operation of the properties that is necessary to understand the disclosure that has been provided.
Acquisitions and Dispositions, page 5
3.
In future filings, please disclose weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.

Response:
When evaluating potential acquisitions, UDR considers the following:
•	population growth, cost of alternative housing, overall potential for economic growth and the tax and regulatory environment of the community in which the property is located;
•	geographic location, including proximity to jobs, entertainment, transportation, and our existing communities which can deliver significant economies of scale;
•	construction quality, condition and design of the community;
•	current and projected cash flow of the property and the ability to increase cash flow;
•	potential for capital appreciation of the property;
•	ability to increase the value and profitability of the property through operations and redevelopment;
•	terms of resident leases, including the potential for rent increases;
•	occupancy and demand by residents for properties of a similar type in the vicinity;
•	prospects for liquidity through sale, financing, or refinancing of the property; and
•	competition from existing multifamily communities and the potential for the construction of new multifamily properties in the area.

April  27, 2011

We regularly monitor our assets to increase the quality and performance of our portfolio. Factors we consider in deciding whether to dispose of a property include:
•	current market price for an asset compared to projected economics for that asset;
•	potential increases in new construction in the market area;
•	areas where the economy is not expected to grow substantially;
•	markets where we do not intend to establish a long-term concentration; and
•	operating efficiencies.
In this regard, we do not solely consider capitalization rates in our process for evaluating acquisitions and dispositions, and therefore we do not believe that capitalization rates are material to an understanding of the disclosure that we have provided regarding our acquisitions and dispositions. As a result, we believe that disclosing capitalization rates with respect to acquisitions and dispositions would unduly emphasize that information. Given the number of methods and assumptions involved, neither the Company nor the Operating Partnership has ever disclosed capitalization rates. Furthermore, if we were to choose and disclose a methodology for computing capitalization rates, we believe that such disclosure would put the Company and the Operating Partnership at a distinct disadvantage when seeking to acquire or dispose of a property. For these reasons, we respectfully submit that the disclosure of capitalization rates for acquisitions and dispositions of properties is not necessary or appropriate under the circumstances for the Company and the Operating Partnership.
Financing Activities, page 9
4.	In future filings, in addition to the information currently disclosed, please disclose the use of proceeds and amount remaining in the ATM program.
Response:
In response to the Staff’s request, in future filings the Company will include disclosure similar to the information described above to the extent such information is applicable at the time.

April  27, 2011

UDR, Inc.
Note 5, Joint Ventures
Unconsolidated Joint Ventures, Page 93
5.
In November 2010, we note that you acquired interests in the UDR/MetLife Partnership and under the terms of the agreement you will act as the general partner. Please tell us what rights are held by your joint venture partner and clarify your basis for accounting for your general partnership interest under the equity method.

Response:
On November 5, 2010, UDR and MetLife entered into the Second Amended and Restated Limited Partnership Agreement of UDR/MetLife Master Limited Partnership (the “Partnership Agreement”). UDR is the General Partner and MetLife is the Limited Partner. As the General Partner, UDR has typical rights of a general partner for the operations of the partnership. As the Limited Partner, MetLife has typical limited partner rights and, in addition, has shared power over the following decisions, which drive the economic performance of the partnership, for which decisions the General Partner must obtain MetLife’s consent. (Capitalized terms referenced herein have the meanings ascribed to them in the Partnership Agreement.)
1)	Any mortgage or financing of any material assets of the Partnership;
2)
Regarding the Partnership’s financial affairs, (A) determination of major accounting policies, (B) determination of all significant tax decisions, including preparation of tax returns, (C) selection of banks for deposit of funds; and (D) making of any expenditure or incurrence of any obligation by or for the Partnership which is not provided for in a Project Operating Budget or otherwise permitted under the applicable Management Agreement other than increased insurance costs, taxes, utility costs and debt service payments;

3)	Taking of any legal action, except to collect rentals and other amounts payable or to dispossess any occupant in default and defending against tenant claims and insubstantial liability claims;
4)	Filing any petition or consenting to such filing that would subject the Partnership to a bankruptcy;
5)	Entering into, or amending, modifying or waiving any provision of, any agreement with the UDR Partners or any Affiliate thereof;
6)	Selection of attorneys, accountants, engineers, environmental consultants, or other professionals other than in the ordinary course of business;
7)	Regarding any environmental matter relating to any asset;
8)
The decision to market, or suspend marketing of, a Project for sale and the sale of a Project or the Partnership’s interest in any Sub-Tier Partnership and any brokerage firm to be used by the Partnership in connection with such sale;

9)	Selling, transferring or otherwise disposing of any Project or any other real or personal property for other than cash;
10)	Calls for Additional Preferred Capital Contributions (other than Additional Preferred Capital Contributions for operating deficits in accordance with an approved Project Operating Budget);
11)	Acquiring any Land or any Project (including the terms of any purchase agreement and brokerage agreement therefore) and any brokerage firm to be used;
12)
Any proposed rezoning, subdivision, expansion, renovation or development of a Project, and entering into, or amending any agreements concerning any expansion or renovation for any Project which shall include, but not be limited to any plans or budgets for such Project;

13)	Converting a Project to a condominium and the form of condominium documents;
14)	Any Capital Transaction in addition to those referenced above or granting any purchase options, right of first refusal to purchase or rights of first offer to purchase; and
15)	Entering into any partnership or other joint venture with an independent third party.

April  27, 2011

In determining whether we control a real estate limited partnership (and therefore should consolidate), we look to the guidance in ASC 810-10. If the limited partnership is deemed to be a variable interest entity (“VIE”) under ASC 810-10, then the general partner must apply the guidance contained in AC 810-10. If the limited partnership is not a VIE, then it is considered to be a “voting interest entity”, and the general partner would look to the guidance in ASC 970-323.
The UDR/MetLife Master Limited Partnership (the “Partnership”) was first evaluated under the Variable Interest Entities Subsection of ASC 810-10 to determine whether a variable interest entity exists.
Based on our analysis, the partners in the Partnership have the characteristics of a controlling financial interest and have sufficient equity to finance its activities without the need for additional subordinated financial support. Therefore, we concluded the Partnership is not a variable interest entity.
Next, we evaluated the Partnership against the voting-interest entity model as outlined in ASC 810-20 —Consolidation of Partnerships and Similar Entities and ASC 970-323 Investments-Equity Method and Joint Ventures to determine whether we control the Partnership and therefore would need to consolidate.
The presumption of general partner control is overcome only when the limited partners have either “kick-out rights” or “substantive participating rights” that permit the limited partner to effectively participate in significant decisions made in the ordinary course of the Partnership’s business. The kick-out rights and the participating rights must be substantive in order to overcome the presumption of general partner control.
The Partnership has two members, MetLife, the Limited Partner, and the Company, the General Partner. The following bullets discuss the application of the key provision of ASC 810-20:
•
Kick-Out Rights — The Limited Partnerhsip Agreement does not provide for the removal of the General Partner unless the General Partner defaults on its responsibilities, as defined in the Limited Partnership Agreement. Therefore, the kick-out rights are not substantive.

•	Substantive Participating Rights — MetLife has substantive participating rights, including the following:
•	The General Partner shall submit budgets to MetLife for approval and no change orders shall be approved without the prior consent of MetLife.
•	MetLife must approve of any expenditure or incurrence of any obligation which is not provided for in a Project Operating Budget.

April  27, 2011

•
All partners must participate in the determination of major accounting policies, including selection of accounting methods and making various decisions regarding treatment and allocation of transactions for federal and state income, franchise or other tax purposes, and the selection of banks for deposit of funds.

•	MetLife must approve any mortgage or financing of any assets of the Partnership.
•	Any decisions regarding the determination of terms and conditions of all borrowings must be reviewed and approved by MetLife.
•
The decision to market, or suspend marketing of, a Project for sale and the sale of a Project and any brokerage firm to be used by the Partnership in connection with such sale must be approved by MetLife.

•	MetLife must approve selling, transferring or otherwise disposing of any Project or any other real or personal property for other than cash.
•	MetLife must approve acquiring any Land or any Project (including the terms of any purchase agreement and brokerage agreement therefore) and any brokerage firm to be used.
Based on the analysis, while no substantive kick-out rights exist to remove the General Partner, both the General Partner and Limited Partner participate actively in the management of the entity, which overcomes the concept of general partner control.
Based on the above analysis of ASC 810-10 and ASC 810-20, the Partnership is considered a voting interest entity. UDR, as the General Partner has a non-controlling financial interest and follows the guidance detailed in ASC 970-323, formerly SOP 78-9 Accounting for investments in Real Estate Ventures and APB No. 18 — The Equity Method of Accounting for Investments in Common Stock, which provides that investments in non-controlled limited partnerships are accounted for and reported under the equity method.

April  27, 2011

United Dominion Realty, L.P.
Note 9, Capital Structure
Limited Partnership Units, page 141
6.
Please explain to us the basis for United Dominion Realty, L.P. presenting non-affiliated limited partners’ capital in permanent capital. We note UDR, Inc., your general partner, presents these redeemable limited partnership units outside of permanent equity as settlement in registered shares of UDR, Inc. is not within its control.

Response:
The Operating Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) provides that once a limited partner has exercised its redemption rights, a limited partner shall be deemed to have offered to sell the partner’s OP Units to the Company, which is the General Partner of the Operating Partnership. The General Partner, in its sole discretion, may elect to purchase directly and acquire the OP Units by paying to the redeeming limited partner either cash or shares of the Company’s common stock. Regardless of its election to satisfy the redemption in cash or stock, the General Partner acquires the OP Units offered by the redeeming limited partner and becomes the owner of such OP Units.
If the General Partner elects to purchase the OP Units offered by the limited partner at redemption, there is an exchange of OP Units between the non-affiliate limited partner and the General Partner for cash or shares of the Company’s common stock. Historically, the General Partner has always elected to purchase the OP Units offered by the non-affiliated limited partners upon the exercise of the limited partner’s redemption rights. The Consolidated Statement of Partners’ Capital and Comprehensive Income/(Loss) reflects OP Unit redemptions as exchanges between the non-affiliated limited partner and the General Partner with no impact on the total capital of the Operating Partnership, rather a shift in the ownership allocation as a result of the redemption activity.
As a result, we believe it is appropriate to classify the OP Units held by non-affiliated limited partners within permanent equity, because there is no impact to the total OP Units outstanding as a result of redemption activity. The obligation to settle the redemption either in cash or the Company’s common stock is not an obligation of the Operating Partnership, but rather is an obligation of the Company, serving as the General Partner, and is reflected in the mezzanine section as temporary equity within the Company’s balance sheets.
This approach is consistent with the principles of SEC Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stocks, which requires equity instruments with such redemption features to be classified outside of permanent equity to highlight the future obligations attached to these instruments, so as to distinguish it from permanent capital. Accordingly, the value associated with those instruments is presented within the mezzanine section of the Company’s balance sheet and not of the Operating Partnership. OP Units, as of each reporting date, participate in the risks and rewards of the Operating Partnership in accordance with the Partnersip Agreement, regardless of whether the OP Units are held by the General Partner or non-affiliate limited partners.

April  27, 2011

We trust the responses above adequately address the Staff’s comments set forth in its letter dated April 14, 2011. Further, in response to your request, the Company and the Operating Partnership hereby acknowledge that:
•	The Company and the Operating Partnership are responsible for the adequacy and accuracy of the disclosure in their respective filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company and the Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any comments or inquires regarding the foregoing to the undersigned; telephone: (720) 283-6139; facsimile (877) 756-4157.
Sincerely,
David Messenger
Senior Vice President and Chief Financial Officer

Cc:	Jorge Bonilla, Securities and Exchange Commission
Warren L. Troupe, UDR, Inc.
David M. Lynn, Morrison & Foerster, LLP